SECURITIES AND EXCHANGE COMMISSION
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ☐

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 13 March 2007	By	/s/ J Nicholls
	Name:	J Nicholls
Title: Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 28 February 2007

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (01 February 2007)	Announcement Legal & General Group PLC notifies the Company of its interest. (15 February 2007)

Announcement Company announces its total voting rights. (01 February 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (15 February 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (01 February 2007)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 February 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 February 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (16 February 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (02 February 2007)	Announcement
Company announces release of shares under Total Shareholder Return Plan to participants of the Plan. Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Mr Walsh notifies the Company of sale of shares. Company notified of transactions in respect of the Employee Benefit Trust. (19 February 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (05 February 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (19 February 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (05 February 2007)	Announcement Mr Walsh notifies the Company of his beneficial interest. Company notified of transactions in respect of the Diageo Employee Benefit Trust. (20 February 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (06 February 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (20 February 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (07 February 2007)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (21 February 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (08 February 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (21 February 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 February 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (22 February 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (09 February 2007)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 February 2007)

Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests. (12 February 2007)
Announcement Company purchases its own securities through Goldman Sachs International. (23 February 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (12 February 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (26 February 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (13 February 2007)	Announcement Publication of Prospectus. (27 February 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (14 February 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (27 February 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (14 February 2007)	Announcement Company announces its total voting rights. (28 February 2007)

Announcement Company announces its interim results. (15 February 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (28 February 2007)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:19 01-Feb-07
Number	PRNUK-0102
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that yesterday, it released from treasury 11,982 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,365,426 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,709,111,927.
1 February 2007
END

Company	Diageo PLC

TIDM	DGE
Headline	Total Voting Rights
Released	16:17 01-Feb-07
Number	PRNUK-0102
TO: Regulatory Information Service
PR Newswire
RE: Transparency Directive’s transitional provision 6
Diageo plc — Voting Rights and Capital
In conformity with the Transparency Directive’s transitional provision 6 Diageo plc (the ‘Company’) would like to notify the market of the following:
The Company’s issued capital consists of 2,989,477,353 ordinary shares of 28 101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 280,365,426 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,709,111,927 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
1 February 2007

Company	Diageo PLC

TIDM	DGE
Headline	Transaction in Own Shares
Released	17:56 01-Feb-07
Number	5978Q
Diageo plc
01 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 450,000 ordinary shares at a price of 1001.16 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:07 02-Feb-07
Number	PRNUK-0202
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,718 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,361,708 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,708,665,645.

2 February 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:35 02-Feb-07
Number	6795Q
Diageo plc
02 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 450,000 ordinary shares at a price of 1000.50 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:01 05-Feb-07
Number	PRNUK-0502
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,756 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,357,952 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,708,219,401.
5 February 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:26 05-Feb-07
Number	7520Q
Diageo plc
05 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 450,000 ordinary shares at a price of 999.93 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:36 06-Feb-07

Number	8334Q
Diageo plc
06 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 450,000 ordinary shares at a price of 1003.99 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:23 07-Feb-07
Number	9054Q
Diageo plc
07 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 600,000 ordinary shares at a price of 1001.20 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:03 08-Feb-07
Number	9876Q
Diageo plc
08 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 450,000 ordinary shares at a price of 1009.12 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:29 09-Feb-07
Number	PRNUK-0902

TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,543 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,356,409 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,706,270,944.
9 February 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:19 09-Feb-07
Number	0574R

Diageo plc
09 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 500,000 ordinary shares at a price of 1008.62 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:37 12-Feb-07
Number	PRNUK-1202
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. it received notification on 12 February 2007 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 12 February 2007 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):
Name of Director          Number of Ordinary Shares

N C Rose	20

P S Walsh	20
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 12 February 2007 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	20
J Grover	20
A Morgan	20
G Williams	20
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.055.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:
Name of Director          Number of Ordinary Shares

N C Rose	310,886
P S Walsh	576,011

Name of PDMR	Number of Ordinary Shares
S Fletcher	111,415
J Grover	152,492
A Morgan	106,983
G Williams	189,172 (of which 5,559 are held in the form of ADS*)
2. it received notification on 12 February 2007 from Lord Blyth, a director of the Company, that he has purchased 989 Ordinary Shares on 12 February 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £10.055.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 138,809.
3. it received notification on 12 February 2007 from Todd Stitzer, a director of the Company, that he has purchased 98 Ordinary Shares on 12 February 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £10.055.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 3,827.
12 February 2007

*	1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:33 12-Feb-07
Number	1361R
Diageo plc
12 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 600,000 ordinary shares at a price of 1006.50 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:39 13-Feb-07
Number	2136R

Diageo plc
13 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 600,000 ordinary shares at a price of 1015.95 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:06 14-Feb-07
Number	PRNUK-1402
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 13,519 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,342,890 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,704,584,463.
14 February 2007
END

Company	Diageo PLC

TIDM	DGE
Headline	Transaction in Own Shares
Released	17:06 14-Feb-07
Number	2869R
Diageo plc
14 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 600,000 ordinary shares at a price of 1018.05 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Interim Results
Released	07:00 15-Feb-07
Number	2968R

Interim results for the six months ended 31 December 2006
Diageo reports strong first half performance and increases guidance for full year organic operating profit growth to 8%
Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2006 said:
‘Diageo has made a strong start to the year. Excellent performances in North America and International and unchanged profits in Europe delivered double digit underlying earnings growth. Our spirits brands, especially Scotch where net sales grew 11%, did particularly well, benefiting from increased investment in marketing. As a result of this strong start we are increasing our guidance for organic operating profit growth to 8% for the full year. We still expect to return a total of £1.4 billion to shareholders through share buybacks this year and to continue our progressive dividend policy.
‘In North America our continued outperformance in the US spirits market was the key driver of the 11% organic operating profit growth we delivered. Operating leverage from price and mix improvements in beer, wine and ready to drink also contributed to the margin expansion we achieved.
‘In International, we again grew marketing spend faster than net sales. This investment delivered stronger top line growth, share gains in markets from China to Mexico, organic operating margin expansion and organic operating profit grew 17%.
‘In Europe, growth in our Continental Europe hub and in Russia was offset by weaker top line performance in Great Britain, Ireland and Spain and total net sales declined. However, as in North America, price and mix improvement led to organic operating margin expansion and on an organic basis operating profit was maintained.
‘We believe that a capital structure broadly consistent with a single A credit rating gives Diageo the appropriate level of flexibility and given our strong free cash flow this capital structure would allow us to fund a £1 billion share buyback programme in fiscal 2008.’
Key highlights of the six months ended 31 December 2006
•	8% net sales growth in spirits is the key driver of overall performance

•	Marketing spend increased by a further 6% with spend focused on growth brands and markets

•	Operating margin improved by 90 basis points

•	Using an effective tax rate of 25% eps before exceptional items rose from 31.1 pence in first half F’06 to 34.4 pence in first half F’07, which adjusted for exchange is a 14% increase

•	Return on invested capital increased 90 basis points to 17.7%

•	Strong free cash flow of £672 million

•	High payout ratio maintained as interim dividend per share is increased by 5% to 12.55 pence

•	£1.22 billion returned to shareholders through £524 million in dividends and £700 million of share buybacks
Results at a glance

		First half		First half		Reported	Organic
		F’07		F’06		movement	movement
Volume in millions of equivalent units		75.7		72.6		4%	4%
Net sales	£ million	4,022		3,960		2%	6%
Operating profit	£ million	1,306		1,261		4%	8%
Profit attributable to parent company’s equity shareholders	£ million	895		1,166		(23)%
Basic eps	Pence	32.8	*	40.4	*	(19)%	14%

*	For six months ended 31 December 2006 tax rate 28.3%. For six months ended 31 December 2005 tax rate 14.0%.
Net sales in this document are sales after deducting excise duties. Percentage movements in this document are organic movements unless otherwise stated. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to volume share. See page 27 for additional information for shareholders and an explanation of non-GAAP measures including the reconciliation of basic eps as reported to underlying basic eps.

Regional Summary
North America — focus on priority brands delivered share gains in spirits
•	Volume up 3%

•	Net sales up 7%
•	Marketing spend up 6%

•	Operating profit up 11%
In North America, net sales grew 8% for spirits, 9% for wine and 5% for beer, while ready to drink declined 1%. The outperformance of Diageo’s spirits brands was the key driver of overall top line growth and operating margin expansion. Spirits grew volume by 4%, ahead of overall market growth of approximately 2%, as Diageo continued to gain both value and volume share, up 0.7 percentage points and 1.2 percentage points respectively. The priority brands drove volume growth and mix improvement with strong consumer demand for Johnnie Walker, Smirnoff vodka, Baileys, Captain Morgan and Jose Cuervo.
Europe — strong growth in the Continental Europe hub was offset by weakness in other markets
•	Volume down 5%

•	Net sales down 2%

•	Marketing spend reduced by 7%

•	Operating profit unchanged
In Europe, strong growth in the Continental Europe hub, led by Johnnie Walker, Smirnoff and Baileys, was offset by weaker volume performance mainly in Great Britain but also in Ireland and Spain. In Great Britain, promotional activity was reduced in the off trade, and while net sales per case improved and brand equity was maintained, volume declined. A reduction in marketing spend behind ready to drink in Great Britain and France was the main driver of the reduction in total marketing spend. However, investment was increased behind spirits brands in the Continental Europe hub.
International — top and bottom line growth improved
•	Volume up 14%

•	Net sales up 16%

•	Marketing spend up 22%

•	Operating profit up 17%
Growth in Diageo’s International business was driven by a focus on key brands in growth markets, innovation, additional high levels of marketing spend and improved sales execution with customers. The strong performance of Diageo’s Scotch brands was the key driver of top line mix improvement. In the deluxe Scotch segment, brands such as Windsor in Korea and Buchanan’s in Latin America continued to gain share. In Africa, beer grew strongly as did spirits and ready to drink in South Africa. Investment in marketing spend again grew ahead of net sales growth particularly in fast growing markets such as India and Mexico. In China marketing spend was up 70% resulting in strong net sales growth and share gains.
Financial
•	The deficit in respect of post employment plans reduced by £42 million from £801 million at 30 June 2006 to £759 million at 31 December 2006

•	In the six months ended 31 December 2006, exchange rate movements reduced operating profit by £53 million and the interest charge by £7 million

•	At current exchange rates, exchange rate movements are estimated to reduce operating profit by £90 million and the interest charge by approximately £10 million (excluding the exchange impact of re-translating trading and short term inter-company loans under IAS 21) for the full year ending 30 June 2007

Brand performance summary

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	5	5	1	6
Local priority brands	(1)	(1)	(2)	2
Category brands	7	6	5	10
Total	4	4	2	6

Key brands:
Smirnoff vodka	6	6	2	7
Smirnoff ready to drink	(6)	(6)	(12)	(6)
Johnnie Walker	10	10	8	13
Guinness	—	—	(1)	2
Baileys	3	3	3	6
Captain Morgan (excl. ready to drink)	5	5	2	9
JęB	(1)	(1)	(4)	(1)
Crown Royal	4	4	(1)	8
Jose Cuervo (excl. ready to drink)	7	7	1	8
Tanqueray	4	4	(1)	6
Buchanan’s — Venezuela	65	65	88	71
Windsor — Korea	13	13	15	13
The global priority brands grew volume by 5% as growth in Johnnie Walker, Smirnoff and Baileys offset a decline in Smirnoff ready to drink and JęB. Strong growth of Guinness in International, where volume grew 8%, was offset by the performance in Europe and therefore volume was flat. Net sales of global priority brands grew 6% as a result of price increases in some markets and mix improvement throughout the world.
Local priority brands volume declined 1% as strong growth of Buchanan’s and Windsor was offset by declines in Bell’s and Gordon’s. Mix improved and as a result, net sales were up by 2%.
Category brands grew volume by 6% and net sales were up 10% as mix improved due to the strong growth of Scotch brands such as Old Parr and Black & White.

OPERATING AND FINANCIAL REVIEW
For the six months ended 31 December 2006
OPERATING REVIEW
Analysis by region
North America
Summary:
•	Continued share growth in spirits: value and volume share up 0.7 and 1.2 percentage points respectively

•	Volume growth of priority brands and price increases drove 7% growth in net sales
Key measures:

	First half	First half	Reported	Organic
	F’07	F’06	movement	movement
	£ million	£ million	%	%
Volume			3	3
Net sales	1,313	1,329	(1)	7
Marketing spend	206	209	(1)	6
Operating profit	486	476	2	11
Reported performance:
Net sales were £1,313 million in the six months ended 31 December 2006 down by £16 million from £1,329 million in the comparable period. Operating profit increased by £10 million to £486 million in the period ended 31 December 2006.
Organic performance:
The weighted average exchange rate used to translate US dollar sales and profit moved from £1 = $1.76 in the six months ended 31 December 2005 to £1 = $1.91 in the six months ended 31 December 2006. Net sales decreased by £99 million as a result of the weakening US dollar. Acquisitions increased net sales by £1 million and there was an organic increase in net sales of £82 million. Operating profit decreased by £38 million as a result of exchange rate movements. Acquisitions had no impact on operating profit. There was an organic increase in operating profit of £48 million.

Organic brand performance:

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	6	6	—	8
Local priority brands	1	1	(5)	3
Category brands	(2)	(2)	1	8
Total	3	3	(1)	7

Key brands:
Smirnoff vodka	8	8	4	12
Smirnoff ready to drink	(20)	(20)	(22)	(16)
Captain Morgan (excl. ready to drink)	5	5	1	9
Crown Royal	4	4	(1)	8
Jose Cuervo (excl. ready to drink)	5	5	(2)	7
Baileys	22	22	16	25
Johnnie Walker	2	2	(2)	6
Tanqueray	3	3	(4)	4
Guinness	2	2	(3)	5
Beaulieu Vineyard	(8)	(8)	(14)	(6)
Sterling Vineyards	8	8	(9)	(1)
Smirnoff vodka grew volume 8%, outpacing category growth of 3%. A price increase in many states led to 12% growth in net sales. Smirnoff vodka grew value and volume share 0.2 and 0.8 percentage points respectively.
Price increases on Captain Morgan Original Spiced Rum and Parrot Bay flavoured rum in most states drove growth of net sales of 9% on a 5% increase in volume.
Jose Cuervo, excluding ready to drink, grew volume 5%, driven by growth of Jose Cuervo Flavored Tequilas. Strong performance of super premium variants improved mix and net sales grew 7%. The successful launch of Jose Cuervo Black Medallion in February 2006 and the continued growth of Jose Cuervo Tradicional have almost doubled Cuervo’s participation in the super premium and ultra premium tequila segments.
Baileys showed particularly strong growth with volume up 22% and net sales up 25% following the national launch of Baileys flavours and the continued strong performance of Baileys Original Irish Cream.
Johnnie Walker outpaced the category and increased share by 1.6 percentage points with growth across all variants. Volume grew 2% reflecting further reductions in stock levels. Mix improvement toward Johnnie Walker Black Label and the super deluxe variants drove 6% growth in net sales.
Tanqueray grew volume 3%, share increased by 0.9 percentage points and net sales rose 4%.
Guinness Draught in Bottle grew volume 13% while Guinness Draught increased volume by 4%. Changes in shipment phasing benefited the prior period performance and therefore Guinness Extra Stout volume declined. As a result, total Guinness volume grew 2%. A national price increase on Guinness Draught and select market increases on other packs drove mix improvement and as a consequence, net sales were up 5%.
Volume on the local priority brands grew 1%, as strong performances by Crown Royal, Buchanan’s and Sterling Vineyards were partly offset by declines in Gordon’s gin, Seagram’s VO and Beaulieu Vineyard. Net sales of local priority brands rose 3% following the positive mix shift towards Crown Royal and Buchanan’s. Crown Royal volume grew 4% and net sales were up 8% following a price increase in selected states and the introduction of the super premium variant Crown Royal Extra Rare. In wines, mix of Beaulieu Vineyard improved due to lower sales of the mid-priced variant Century Cellars, while Sterling Vineyards mix was diluted as a result of lower sales of the Reserve wines following the warehouse fire in October 2005.
Category brands’ volume declined 2%. Lower value brands such as Popov and Gordon’s vodka declined but more premium spirits brands such as Cîroc, Don Julio and Bushmills, premium beer brands like Red Stripe and wine brands such as Chalone Vineyards increased. As a result of this mix improvement, net sales grew 8%.
Ready to drink volume was down 6% as continued growth of Jose Cuervo ready to drink and the launch of Parrot Bay was more than offset by a decline in Smirnoff Ice and Twisted V. However, prices increased, mix improved and as a result, net sales were down only 1%.

Europe
Summary:
•	Net sales down 2% due to weakness in Great Britain, Ireland and Spain

•	Strong growth in Continental Europe hub led by Johnnie Walker, Smirnoff vodka and Baileys
•	Marketing spend declined 7% due to reduced spend on ready to drink in Great Britain and France, and lower investment in Spain following a significant increase in the prior period
Key measures:

	First half	First half	Reported	Organic
	F’07	F’06	movement	movement
	£ million	£ million	%	%
Volume			(4)	(5)
Net sales	1,357	1,408	(4)	(2)
Marketing spend	208	225	(8)	(7)
Operating profit	484	494	(2)	—
Reported performance:
Reported net sales in Europe in the period ended 31 December 2006 were down £51 million from £1,408 in the comparable period, to £1,357 million. Reported operating profit decreased by 2% from £494 million to £484 million.
Organic performance:
Net sales decreased by £9 million as a result of the impact of exchange rate movements. Acquisitions increased net sales by £4 million, disposals decreased net sales by £14 million and there was an organic decrease in net sales of £32 million. The exchange impact resulted primarily from a weakening of the euro. Operating profit decreased by £2 million as a result of exchange rate movements. Acquisitions increased operating profit by £2 million and disposals decreased operating profit by £2 million compared to the comparable six month period ended 31 December 2005. Additional costs of £7 million were transferred to the region. There was an organic decrease in operating profit of £1 million.

Organic brand performance:

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	(4)	(4)	(3)	(3)
Local priority brands	(11)	(11)	(7)	(6)
Category brands	(1)	(2)	(2)	1
Total	(4)	(5)	(4)	(2)

Key brands:
Smirnoff vodka	—	—	(1)	1
Smirnoff ready to drink	(17)	(17)	(15)	(14)
Johnnie Walker	(1)	(1)	4	4
Baileys	(8)	(8)	(6)	(5)
JęB	(4)	(4)	(3)	(3)
Guinness	(7)	(7)	(5)	(4)
Smirnoff vodka volume was flat as a decline in volume in Great Britain was offset by growth in Germany, Belgium and Greece. Net sales grew 1% benefiting from stronger pricing in Greece and Germany. Smirnoff ready to drink volume was down 17%, as the segment continued to decline in Great Britain. Net sales were down 14% as promotions were moderated.
Johnnie Walker volume was down 1% due to a decline in Johnnie Walker Red Label volume in Spain, where the standard Scotch segment has contracted, and in Greece, where there was a shortage of product following a strike at the port of Piraeus. Volume of Johnnie Walker Black Label and Johnnie Walker super deluxe increased in Greece and Eastern Europe as marketing continued to trade consumers up from standard variants. This, together with mix improvement in Russia on Johnnie Walker Red Label, improved overall mix and as a result, net sales grew 4%.
Baileys volume declined by 8% and net sales were down 5%. In Great Britain, funding of promotions was limited, which maintained brand equity but negatively impacted Baileys volume. Excluding Great Britain, volume grew 6% driven by strong growth in Belgium and France and the successful launch of Baileys flavours throughout the region.
JęB volume was down 4% as the continued decline in standard Scotch in Spain was only partially offset by good performance in France where volume grew 4% and in Central and Eastern Europe where volume was up 19%.
Guinness volume declined 7% due to the continued consumer shift from the on trade to the off trade and exceptionally warm weather in both Great Britain and Ireland. Net sales decline was restricted to 4% as a result of price increases in both markets.
Total local priority brands’ performance was negatively impacted by the decline of Bell’s and Gordon’s in Great Britain and the decline of lagers in Ireland.
Category brands’ volume declined 2% and net sales increased 1% as growth of Bushmills, Pampero and the Classic Malts offset declines in Piat D’Or and VAT 69.
In Great Britain, a shift from the on trade to the off trade, a reduction in retailer funded promotions and a smoking ban introduced in Scotland in March 2006 have resulted in a volume decline of 1% in the beverage alcohol market. In addition, there has been a consumer trend to value brands and a reduction in customer stock levels ahead of the introduction of strip stamps. Diageo increased prices in July 2006 and moderated its Christmas promotions to protect brand equity and increase net sales per case. This provided a challenging background for Diageo’s performance and as a result, volume declined 12% and net sales were down 9%.
In Ireland, on trade beer volume continued to decline, while off trade beer and overall wine and spirits consumption increased. Consumers are widening their repertoire and becoming more value conscious particularly in the off trade. These trends affected Diageo’s performance in Ireland with beer net sales down 3%, while spirits and wine net sales were both up 5%. Total volume and net sales declined 3% and 2% respectively.
The trend to lower on trade consumption led to a 3% decline in the Spanish spirits market. The standard Scotch category lost share to rum and was down 6%. Diageo’s volume in Iberia was down 6%, although net sales were only down 3% due to stronger pricing in Portugal.

In the Continental Europe hub, volume grew 4% driven by growth in Central and Eastern Europe, Benelux and Italy. Consumers continued to trade up to deluxe and super deluxe variants of Johnnie Walker throughout the hub. This mix improvement was offset by the continued decline of ready to drink in France and Germany and as a result, net sales were up 4%.
The introduction of excise duty strip stamps severely disrupted the Russian market. As a result, Diageo volume was down 12%. However, termination of the previous distribution contract and the formation of a 75% owned company for the distribution, sale and marketing of spirits brands, led to higher net sales per case and as a result, net sales were up by 8%.
International
Summary:
•	Continued strong growth in Latin America, Asia and Africa

•	Further investment with marketing spend up 22%

•	Strong performance in Global Travel despite disruptions due to increased airport security

•	Strong growth and share gains in the Scotch category, especially in Latin America and China

•	Strong Guinness performance particularly in Nigeria and East Africa
Key measures:

	First half	First half	Reported	Organic
	F’07	F’06	movement	movement
	£ million	£ million	%	%
Volume			14	14
Net sales	1,314	1,183	11	16
Marketing spend	212	184	15	22
Operating profit	413	371	11	17
Reported performance:
Reported net sales in the period ended 31 December 2006 were £1,314 million, up £131 million from £1,183 million in the comparable prior period. Reported operating profit was up 11% to £413 million for the six months ended 31 December 2006.
Organic performance:
Net sales decreased by £50 million as a result of exchange rate impacts. There was an organic increase in net sales of £181 million. Operating profit decreased by £15 million as a result of exchange rate movements and additional costs transferred to the region decreased operating profit by £4 million. There was an organic increase in operating profit of £61 million. Acquisitions and disposals had no impact on net sales or operating profit for the period.

Organic brand performance:

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	14	14	10	16
Local priority brands	7	7	8	11
Category brands	16	16	16	20
Total	14	14	11	16

Key brands:
Smirnoff vodka	12	12	3	13
Smirnoff ready to drink	31	31	14	26
Johnnie Walker	17	17	13	18
Baileys	13	13	9	13
Guinness	8	8	7	11
Buchanan’s – Venezuela	65	65	88	71
Windsor – Korea	13	13	15	13
Smirnoff vodka grew volume 12% and net sales by 13% driven by increased distribution and successful advertising throughout Latin America, Africa and Asia. Smirnoff ready to drink volume grew 31% due to continued growth in Brazil, the successful launch of Smirnoff Storm in South Africa and the relaunch of Smirnoff Ice in Japan.
Johnnie Walker continued to benefit from increased investment throughout Asia and Latin America and continued activation of its grand prix team sponsorship. As a result, the brand grew volume 17% and net sales were up 18%.
Baileys grew volume 13% reflecting the successful launch of Baileys flavours in Global Travel, Latin America and Australia, as well as 5% volume growth of Baileys Original Irish Cream. Net sales grew by 13%.
Guinness volume grew 8% driven by strong performances in Nigeria and East Africa due to increased marketing spend, renewed customer focus and economic growth. Net sales were up 11% mainly due to stronger pricing in Nigeria.
Local priority brands’ performance was driven by growth of Buchanan’s in Venezuela and Windsor in Korea.
The Scotch category drove very strong growth in category brands resulting in a 16% increase in volume and a 20% increase in net sales. Old Parr, Buchanan’s (excluding Venezuela where it is a local priority brand) and Black & White were all up, particularly in Latin America and Benmore continued to perform strongly in Thailand.
Asia Pacific
In Asia Pacific, share gains in fast growing markets such as India and China, as well as in more established markets, such as Thailand and Korea, resulted in volume growth of 7%. Net sales increased by 9%, driven by strong growth of Johnnie Walker Black Label, particularly in China.
In Australia, spirits brands drove volume growth of 7%. Johnnie Walker volume was up 13% reflecting increases in both Johnnie Walker Red Label and Johnnie Walker Black Label. The launch of Baileys flavours resulted in a 10% increase in Baileys volume. Total net sales were up 3%, as ready to drink volume increased 1%.
In Korea, the whisky market grew marginally, and therefore, performance was driven by share gains. Overall share increased by 1.5 percentage points as Diageo further established its leadership position in the Scotch category. The successful renovation of the Windsor brand continued to resonate with consumers as the brand increased share by 3.0 percentage points and as a result, volume and net sales both grew 13%.
In Japan, volume declined 1% while net sales grew 11%. Mix improved as a result of the relaunch of Smirnoff Ice. Consumers moved away from the larger standard Scotch segment to more premium Scotch segments. Reflecting this trend, Johnnie Walker super deluxe volume grew 13% but Johnnie Walker Red Label volume declined 20%.
In Thailand, volume grew 5% and net sales grew 18%. Mix improved due to a 68% increase in Johnnie Walker Red Label volume led by a 23% increase in marketing spend. Benmore continued to build its appeal to consumers and grew net sales by 56%, more than offsetting declines in Spey Royal and Golden Knight as these brands have been de-emphasised.

In Taiwan, volume declined 1% and net sales were flat. Johnnie Walker Green Label grew volume 15% offsetting a decline in Johnnie Walker Red Label and Johnnie Walker Black Label as consumers migrated from standard and deluxe blended Scotch to malts.
In China, volume grew 43% and net sales were up 73%. Johnnie Walker Black Label was key to this performance as volume grew 92% and net sales doubled, driven by marketing spend which was up more than 70%. Share was estimated to be up 8 percentage points. Johnnie Walker super deluxe volume and net sales also doubled from a small base.
In India, volume grew 26% and net sales were up 24%. Johnnie Walker Black Label and Smirnoff vodka grew strongly with volume up 46% and 28% respectively, due to continued category growth and successful marketing. Haig Gold Label Scotch and Shark Tooth vodka were launched to broaden consumer appeal in the premium value segment.
Africa
Africa grew volume 15% and net sales increased 16% due to strong growth throughout the region.
In Nigeria, volume grew 11% and net sales were up 8%. A price increase on Guinness led net sales to increase by 12% on 8% volume growth. However, improved performance of Malta Guinness and the continued growth of Harp had an overall negative impact on mix. Harp volume was up 12% as the brand benefited from its first national marketing programme.
In East Africa, volume grew 22% and net sales were up 23%. East Africa has traditionally been a lager market, however, increased marketing spend on Guinness led volume to grow 23% and net sales to increase 30%. The continued decline of Pilsner in Kenya was offset by strong growth of Pilsner and Tusker in Uganda and continued success of Senator in Kenya.
Trading in Cameroon improved due to increased promotions and a more stable market place. As a result, Guinness returned to growth with volume up 26% and net sales up 33%.
In Ghana, volume grew 3% and net sales were up 16%. Malta Guinness drove performance with volume up 9% and net sales grew 26% following a price increase in November 2006 and 2005.
In South Africa, volume grew 14% and net sales were up 23%. Mix improved due to continued strong growth of Smirnoff ready to drink, which grew volume 54%. Diageo’s Scotch brands grew as a result of the increased consumer interest in the category. Johnnie Walker grew volume 46%, Bell’s grew volume by 17% and J&B grew volume by 9%. Share grew in vodka, standard Scotch, deluxe Scotch, ready to drink and cream liqueurs.
Latin America and Caribbean
Increased share gains in Scotch and overall growth in the Scotch category were the key factors driving Diageo’s performance in Latin America. Total volume grew 21% and net sales were up 26%.
In Mexico, volume grew 17% driven by growth across Diageo’s Scotch brands resulting in a 3.4 percentage point increase in share. Buchanan’s volume was up 14% and Johnnie Walker was up 26%, driven by Johnnie Walker Black Label volume growth of 41%.
In Venezuela, the trend towards premium products continued as consumers traded up from value Scotch. As a result of this trend, Diageo’s total share in Scotch increased by 6.2 percentage points.
In Paraguay, Uruguay and Brazil, total volume grew 11% and net sales were up 21%. Positive mix was driven by strong growth in Johnnie Walker and Smirnoff ready to drink. Johnnie Walker Red Label grew volume 13%, net sales were up 18% and share increased 1.7 percentage points. Johnnie Walker Black Label grew volume 12% and net sales were up 16%. Smirnoff ready to drink grew volume 26% and net sales were up by 53% as the brand continued to gain traction with consumers.
Global Travel and Middle East
Despite the disruption caused by the conflict in Lebanon, reduced tourism following the military coup in Thailand and issues around airport security, Global Travel and Middle East volume grew 9% and net sales were up 11%. Johnnie Walker grew volume 7%, driven by 10% growth in Johnnie Walker Red Label as continued promotions leveraged Johnnie Walker’s ongoing grand prix team sponsorship. Johnnie Walker Black Label declined 1% mainly due to the conflict in the Middle East. Johnnie Walker super deluxe grew volume 29%, with strong growth in Asia due to the continued focus on gift packs and the launch of Johnnie Walker Blue Label King George V, a new super deluxe variant. Performance also benefited from the global roll out of Baileys flavours and as a result, Baileys volume increased by 15%. Continued growth in Scotch in Latin America resulted in strong performances of Buchanan’s and Old Parr, which grew volume 179% and 129% respectively.
Corporate revenue and costs
Net sales were £38 million in the six months ended 31 December 2006, down by £2 million from £40 million in the prior period. Net reported operating costs decreased by £3 million to £77 million in the six months ended 31 December 2006.
Net operating costs decreased by £11 million as a result of additional costs being transferred to the regions and there was a net decrease of £2 million in respect of exchange rate movements that included a charge of £5 million for exchange adjustments on inter-company short term balances under IAS 21 – The effects of changes in foreign exchange rates.
Diageo will report preliminary results for the year ending 30 June 2007 on the new basis of four regions: North America, Europe, International and Asia Pacific, together with Corporate. The results for the year ended 30 June 2006 and for the six months ended 31 December 2006, restated for the new four regions, will be issued at the time of the year end trading statement.

FINANCIAL REVIEW
Condensed consolidated income statement

	Six months ended 31	Six months ended 31
	December 2006	December 2005
	£ million	£ million
Sales	5,358	5,359
Excise duties	(1,336)	(1,399)

Net sales	4,022	3,960
Operating costs	(2,716)	(2,699)

Operating profit	1,306	1,261
Disposal of investments	—	151
Net finance charges	(98)	(88)
Associates’ profits	91	77

Profit before taxation	1,299	1,401
Taxation	(367)	(196)

Profit for the period	932	1,205

Attributable to:
Equity shareholders	895	1,166
Minority interests	37	39

	932	1,205

Sales and net sales
On a reported basis, sales decreased by £1 million from £5,359 million in the six months ended 31 December 2005 to £5,358 million in the six months ended 31 December 2006. On a reported basis net sales increased by £62 million from £3,960 million in the six months ended 31 December 2005 to £4,022 million in the six months ended 31 December 2006. Acquisitions and disposals contributed a net decrease to both reported sales and net sales of £9 million in the period and exchange rate movements also decreased reported sales by £199 million and reported net sales by £158 million, principally arising from the weakening of the US dollar.
Operating costs
On a reported basis operating costs increased by £17 million in the six months ended 31 December 2006 due to an increase in marketing costs of £8 million, from £618 million to £626 million, an increase in cost of sales of £23 million, from £1,511 million to £1,534 million, offset by a decrease in other operating costs of £14 million, from £570 million to £556 million. The impact of exchange rate movements decreased total operating costs by £105 million.
Post employment plans
Post employment costs for the six months ended 31 December 2006 of £28 million (2005 — £44 million) included amounts charged to operating profit of £52 million (2005 — £54 million) and finance income of £24 million (2005 — £10 million). At 31 December 2006, Diageo’s deficit before taxation for all post employment plans was £759 million (30 June 2006 - £801 million).
Operating profit
Operating profit for the six months ended 31 December 2006 increased by £45 million to £1,306 million from £1,261 million in the comparable prior period.
Exchange rate movements reduced operating profit for the six months ended 31 December 2006 by £53 million.

Disposal of investments
In the six months ended 31 December 2005 disposal of investments represented the gain of £151 million on the sale of all of the group’s remaining 25 million shares of common stock of General Mills.
Net finance charges
Net finance charges increased by £10 million from £88 million in the six months ended 31 December 2005 to £98 million in the six months ended 31 December 2006.
The net interest charge increased by £28 million from £92 million in the comparable prior period to £120 million in the six months ended 31 December 2006. This increase principally resulted from the increase in net borrowings in the period and the increase in floating US Dollar interest rates. Exchange rate movements reduced interest by £7 million.
Other net finance income of £22 million (2005 — £4 million) included income of £24 million (2005 - £10 million) in respect of the group’s post employment plans. This movement in income related to the post employment plans principally reflects the increase in the value of the assets held between 1 July 2005 and 30 June 2006. Other finance income in the six months to 31 December 2005 also included £5 million dividend income in respect of the group’s interest in General Mills. Other finance charges for the six months ended 31 December 2006 include income of £4 million (2005 - charge of £4 million) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity.
Associates
The group’s share of profits of associates after interest and tax was £91 million for the six months ended 31 December 2006 compared to £77 million in the comparable period last year. Diageo’s 34% equity interest in Moët Hennessy contributed £84 million to share of profits of associates after interest and tax (2005 — £71 million).
Profit before taxation
Profit before tax decreased by £102 million from £1,401 million to £1,299 million in the six months ended 31 December 2006, primarily as a result of the £151 million gain on disposal of General Mills shares in the six months ended 31 December 2005.
Taxation
The tax charge is based upon the estimate of the tax rate expected for the full financial year.
The reported tax rate for the six months ended 31 December 2006 is 28.3% compared with 14.0% for the six months ended 31 December 2005. Factors increasing the reported tax rate for the six months ended 31 December 2006 are a provision for the settlement of tax liabilities relating to the Guinness/GrandMet merger and a reduction in the carrying value of deferred tax assets.

Exchange rates
Effect of exchange rate movements on the results for the six months ended 31 December 2006 as compared with the results for the six months ended 31 December 2005.

Gains/(losses)
£ million
Operating profit
Translation impact	(46)
Transaction impact	(7)
Interest and other finance charges
Translation impact	7
Net exchange movements on short term inter-company loans	8

Total FX effect on profit before taxation	(38)

	Six months ended 31	Six months ended 31
	December 2006	December 2005
Exchange rates
Translation US$/£ rate	1.91	1.76
Translation €/£ rate	1.48	1.47
Transaction US$/£ rate	1.87	1.81
Transaction €/£ rate	1.44	1.46
The weakening of the US dollar had adverse translation and transaction effects on operating profit and a favourable impact on US dollar denominated interest charges.
Outlook for the impact of exchange rate movements
For the year ending 30 June 2007 the impact of exchange rate movements based on current exchange rates is estimated to have an adverse impact of £90 million on operating profit and a positive impact of approximately £10 million on interest (excluding the exchange impact of retranslating trading and short term loan inter-company balances under International Accounting Standards 21 – The effects of changes in foreign exchange rates).
Dividend
An interim dividend of 12.55 pence per share will be paid to holders of ordinary shares and ADRs on the register on 9 March 2007. This represents an increase of 5% on last year’s interim dividend. The interim dividend will be paid to shareholders on 10 April 2007. Payment to US ADR holders will be made on 16 April 2007. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 19 March 2007.
Cash flow
Extract from the consolidated cash flow statement

	Six months ended	Six months ended
	31 December 2006	31 December 2005
	£ million	£ million
Cash generated from operations	914	957
Interest paid (net)	(104)	(61)
Dividends paid to equity minority interests	(22)	(20)
Taxation	(72)	(118)
Net sale/(purchase) of investments	1	(1)
Net capital expenditure	(45)	(106)

Free cash flow	672	651

Cash generated from operations decreased from £957 million to £914 million in the six months ended 31 December 2006 principally as a result of cash outflows in relation to working capital which were greater by £52 million than in the prior period mainly because of higher sales. Interest payments increased by £43 million largely as a result of the loss of Burger King subordinated debt interest income received in the six month period ended 31 December 2005, increased net borrowings during the period and higher US Dollar interest rates. The decrease in cash generated from operations and increased interest payments were principally offset by reduced taxation payments (down £46 million to £72 million) and reduced net capital expenditure (down £61 million to £45 million) and as a result free cash flow increased £21 million to £672 million from £651 million in the prior period.
In the six months ended 31 December 2006, Diageo invested £20 million in business acquisitions and purchased 72.8 million shares as part of the share buyback programme (2005 — 84.4 million shares) at a cost including fees of £704 million (2005 — £704 million). Net payments to acquire shares for employee share schemes totalled £48 million (2005 — £42 million).
Diageo continues to target a range of ratios which are currently broadly consistent with an A band credit rating. In 2008, assuming similar levels of free cash flow and acquisition activity to those that arose in 2006 and are expected to arise in 2007, Diageo would expect, under this capital structure, to have the financial capacity to fund a share buyback programme of approximately £1 billion.
Balance sheet
At 31 December 2006, total equity was £4,290 million compared with £4,681 million at 30 June 2006. This decrease was mainly due to the profit for the period of £932 million offset by the dividend paid out of shareholders’ equity of £524 million and the shares repurchased of £704 million.
Net borrowings were £4,554 million at 31 December 2006, an increase of £472 million from net borrowings at 30 June 2006 of £4,082 million. The principal components of this increase were the free cash inflow of £672 million offset by payments of £704 million to repurchase shares and a £524 million equity dividend paid.
Economic profit
Economic profit increased by £47 million from £468 million in the six months ended 31 December 2005 to £515 million in the six months ended 31 December 2006. See page 34 for the calculation and definition of economic profit.

DIAGEO CONSOLIDATED INCOME STATEMENT

		Six months ended 31	Six months ended 31
		December 2006	December 2005
	Notes	£ million	£ million
Sales	2	5,358	5,359
Excise duties		(1,336)	(1,399)

Net sales		4,022	3,960
Cost of sales		(1,534)	(1,511)

Gross profit		2,488	2,449
Marketing spend		(626)	(618)
Other operating expenses		(556)	(570)

Operating profit	2	1,306	1,261
Sale of General Mills shares	3	—	151
Net interest payable	4	(120)	(92)
Net other finance income	4	22	4
Share of associates’ profits after tax		91	77

Profit before taxation		1,299	1,401
Taxation	5	(367)	(196)

Profit for the period		932	1,205

Attributable to:
Equity shareholders of the parent company		895	1,166
Minority interests		37	39

		932	1,205

Pence per share
Basic earnings		32.8p	40.4p
Diluted earnings		32.6p	40.4p
Average shares		2,725m	2,886m

DIAGEO CONSOLIDATED STATEMENT OF
RECOGNISED INCOME AND EXPENSE

	Six months ended		Six months ended
	31 December 2006		31 December 2005
	£ million	£ million	£ million	£ million
Exchange differences on translation of foreign operations
- group	(230)		164
- associates	(24)		18
Exchange differences on hedges of net investment in foreign operations	159		(90)
Effective portion of changes in fair value of net investment hedges	12		(41)
Effective portion of changes in fair value of cash flow hedges
- gains taken to equity	15		(24)
- transferred to profit for the period	25		7
Fair value movement on available for sale securities
- unrealised gains arising during the period	—		33
- realised gains reclassified to profit for the period	—		(181)
Actuarial gains on post employment plans	13		236
Tax on items taken directly to equity	(17)		(50)

Net (charges)/income recognised directly in equity		(47)		72
Profit for the period
- group	841		1,128
- associates	91		77

Profit for the period		932		1,205

Total recognised income and expense for the period		885		1,277

Impact of IAS 39 adoption on 1 July 2005 (net of tax)
- group			170
- associates			(6)

Impact of adoption of IAS 39				164

				1,441

Attributable to:
- equity shareholders of the parent company		856		1,229
- minority interests		29		48

Total recognised income and expense for the period		885		1,277

DIAGEO CONSOLIDATED BALANCE SHEET

		31 December 2006			30 June 2006	31 December 2005
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		4,399		4,534		4,723
Property, plant and equipment		1,889		1,952		1,987
Biological assets		3		13		5
Investments in associates		1,405		1,341		1,347
Other investments		72		69		66
Other receivables		14		12		40
Other financial assets		51		42		96
Deferred tax assets		837		1,113		705
Post employment benefit assets		17		14		11

			8,687		9,090		8,980

Current assets
Inventories	6	2,474		2,386		2,488
Trade and other receivables		2,183		1,681		2,185
Other financial assets		87		71		—
Cash and cash equivalents	7	975		699		1,039

			5,719		4,837		5,712

Total assets			14,406		13,927		14,692

Current liabilities
Borrowings and bank overdrafts	7	(1,279)		(759)		(1,047)
Other financial liabilities		(24)		(36)		—
Trade and other payables		(2,021)		(1,803)		(1,984)
Corporate tax payable		(788)		(681)		(806)
Provisions		(66)		(56)		(101)

			(4,178)		(3,335)		(3,938)

Non-current liabilities
Borrowings	7	(4,222)		(4,001)		(3,907)
Other financial liabilities		(82)		(78)		(149)
Other payables		(11)		(37)		(107)
Provisions		(287)		(306)		(286)
Deferred tax liabilities		(560)		(674)		(406)
Post employment benefit liabilities		(776)		(815)		(1,110)

			(5,938)		(5,911)		(5,965)

Total liabilities			(10,116)		(9,246)		(9,903)

Net assets			4,290		4,681		4,789

Equity
Called up share capital		868		883		883
Share premium		1,340		1,340		1,339
Other reserves		3,135		3,168		3,187
Retained deficit		(1,242)		(889)		(817)

Equity attributable to equity shareholders of the parent company			4,101		4,502		4,592
Minority interests			189		179		197

Total equity	9		4,290		4,681		4,789

DIAGEO CONSOLIDATED CASH FLOW STATEMENT

	Six months ended		Six months ended
	31 December 2006		31 December 2005
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the period	932		1,205
Taxation	367		196
Share of associates’ profits after taxation	(91)		(77)
Net interest and other finance income	98		88
Gains on disposal of shares in General Mills	—		(151)
Depreciation and amortisation	104		105
Movements in working capital	(515)		(463)
Dividend income	7		14
Other items	12		40

Cash generated from operations		914		957
Interest received		21		37
Interest paid		(125)		(98)
Dividends paid to equity minority interests		(22)		(20)
Taxation paid		(72)		(118)

Net cash from operating activities		716		758

Cash flows from investing activities
Net purchase/(sale) of investments	1		(1)
Disposal of property, plant and equipment	39		2
Purchase of property, plant and equipment	(84)		(108)
Disposal of shares in General Mills	—		651
Disposal of businesses	—		122
Purchase of subsidiaries	(20)		(207)

Net cash (outflow)/inflow from investing activities		(64)		459

Cash flows from financing activities
Proceeds from issue of share capital	—		2
Net purchase of own shares for share schemes	(48)		(42)
Own shares repurchased for cancellation or holding as treasury shares	(704)		(704)
Net increase in loans	900		296
Equity dividends paid	(524)		(529)

Net cash used in financing activities		(376)		(977)

Net increase in net cash and cash equivalents		276		240
Exchange differences		(28)		12
Net cash and cash equivalents at beginning of the period		651		729

Net cash and cash equivalents at end of the period		899		981

Net cash and cash equivalents consist of:
Cash and cash equivalents		975		1,039
Bank overdrafts		(76)		(58)

		899		981

NOTES
1. Basis of preparation
The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as endorsed and adopted for use in the European Union (IFRS). This interim consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2006. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the International Accounting Standards Board (IASB).
The following interpretations, issued by the International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:
IFRIC 4 — Determining whether an arrangement contains a lease (effective for annual periods beginning on or after 1 January 2006).
IFRIC 5 — Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds (effective for annual periods beginning on or after 1 January 2006).
IFRIC 6 — Liabilities arising from participating in a specific market: waste electrical and electronic equipment (effective for annual periods beginning on or after 1 December 2005).
IFRIC 7 — Applying the restatement approach under IAS 29 – Financial reporting in hyperinflationary economies (effective for annual periods beginning on or after 1 March 2006).
IFRIC 8 — Scope of IFRS 2 – Accounting for share based payments (effective for annual periods beginning on or after 1 May 2006).
IFRIC 9 — Reassessment of embedded derivatives (effective for annual periods beginning on or after 1 June 2006).
The following standards and interpretations, issued by the IASB or IFRIC, have not been adopted by the group:
IFRS 8 – Operating segments (effective for annual periods beginning on or after 1 January 2009)
IFRIC 10 – Interim financial reporting and impairment (effective for annual periods beginning on or after 1 November 2006).
IFRIC 11 – Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007).
IFRIC 12 – Service concession arrangements (effective for annual periods beginning on or after 1 January 2008).
IFRS 8 contains requirements for the disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. The standard is concerned only with disclosure and replaces IAS 14 – Segment reporting. The group is currently assessing the impact this standard will have on the presentation of its consolidated results.
The group does not currently believe the adoption of the interpretations will have a material impact on the consolidated results or financial position of the group.

The comparative figures for the financial year ended 30 June 2006 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditors and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.
2. Business and geographical analyses
Business analysis is presented under the categories of Diageo North America, Diageo Europe, Diageo International and Corporate, reflecting the group’s management and internal reporting structure.
Business analysis:

		Six months ended		Six months ended
		31 December 2006		31 December 2005
		Operating		Operating
	Sales	profit/(loss)	Sales	profit/(loss)
	£ million	£ million	£ million	£ million
North America	1,543	486	1,565	476
Europe	2,122	484	2,221	494
International	1,655	413	1,533	371

	5,320	1,383	5,319	1,341
Corporate	38	(77)	40	(80)

	5,358	1,306	5,359	1,261

Net corporate operating costs and trading losses decreased from £80 million to £77 million in the six months ended 31 December 2006. Corporate revenues and costs are in respect of central costs including finance, human resources and legal as well as certain information system, service centre, facilities and employee costs that are not directly allocated to the geographical operating units. They also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks, exchange movements on short term inter-company trading balances and the results of Gleneagles Hotel.
Geographical analysis of sales and operating profit by destination:

		Six months ended		Six months ended
		31 December 2006		31 December 2005
		Operating		Operating
	Sales	profit	Sales	profit
	£ million	£ million	£ million	£ million
North America	1,564	498	1,581	485
Europe	2,197	417	2,292	426
Asia Pacific	609	129	561	122
Latin America	459	141	402	106
Rest of World	529	121	523	122

	5,358	1,306	5,359	1,261

Sales and operating profit by geographical destination have been stated according to the location of the third party customers.
Certain businesses within Diageo International for internal management purposes have been reported within the appropriate market in the geographical analysis above. Corporate sales and operating loss (principally central costs) are incurred in Europe.
Diageo will report preliminary results for the year ending 30 June 2007 on the new basis of four regions: North America, Europe, International and Asia Pacific, together with Corporate. The results for the year ended 30 June 2006 and for the six months ended 31 December 2006, restated for the new four regions, will be issued at the time of the year end trading statement.

	31 December	30 June	31 December
	2006	2006	2005
Analysis of total assets:	£ million	£ million	£ million
North America	898	872	994
Europe	1,300	1,190	1,563
International	1,244	1,139	1,278
Moët Hennessy	1,364	1,303	1,304
Corporate and other	9,600	9,423	9,553

	14,406	13,927	14,692

Corporate and other total assets consist primarily of brands that are capitalised in the balance sheet, property, plant and equipment, maturing whisky inventories and other assets that are not readily allocable to the group’s operating segments.
Weighted average exchange rates used in the translation of profit and loss accounts were US dollar - £1 = $1.91 (2005 — £1 = $1.76) and euro — £1 = €1.48 (2005 — £1 = €1.47). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar — £1 = $1.96 (31 December 2005 — £1 = $1.72) and euro — £1 = €1.48 (31 December 2005 — £1 = €1.46). The group uses exchange rate transaction hedges to mitigate the effect of exchange rate movements.
The festive holiday season provides the peak period for sales. Approximately 30% of annual sales volume arises in the last three months of each calendar year.
3. Exceptional items
The group identifies separately certain items as “exceptional”. These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.
Exceptional items in the six months ended 31 December 2006 were £nil. In the six months ended 31 December 2005 the gain on sale of shares in General Mills of £151 million was identified as an exceptional item.
4. Net interest and other finance charges

	Six months ended	Six months ended
	31 December 2006	31 December 2005
	£ million	£ million
Interest payable	(145)	(107)
Interest receivable	26	15
Market value movements on interest rate instruments	(1)	—

Net interest payable	(120)	(92)

Net finance income in respect of post employment plans	24	10
Investment income — dividends receivable from General Mills	—	5
Unwinding of discounts on provisions and receivables	(6)	(7)

Other finance income	18	8
Net exchange movements on certain financial instruments	4	(4)

Net other finance income	22	4

5. Income taxes
The £367 million taxation charge for the six months ended 31 December 2006 comprises a UK tax charge of £55 million and a foreign tax charge of £312 million.

6. Inventories

	31 December	30 June	31 December
	2006	2006	2005
	£ million	£ million	£ million
Raw materials and consumables	249	236	273
Work in progress	16	17	22
Maturing inventories	1,741	1,644	1,610
Finished goods and goods for resale	468	489	583

	2,474	2,386	2,488

7. Net borrowings

	31 December	30 June	31 December
	2006	2006	2005
	£ million	£ million	£ million
Borrowings due within one year and bank overdrafts	(1,279)	(759)	(1,047)
Borrowings due after one year	(4,222)	(4,001)	(3,907)
Interest rate fair value hedging instruments	(16)	(44)	9
Cross currency interest rate swaps	(19)	—	—
Foreign currency swaps and forwards	(5)	(17)	(9)
Finance lease obligations	(13)	(9)	(10)

Gross borrowings	(5,554)	(4,830)	(4,964)
Less:
Cash and cash equivalents	975	699	1,039
Other liquid resources	25	49	14

Net borrowings	(4,554)	(4,082)	(3,911)

In the period ended 31 December 2006, the group issued a US $600 million global bond repayable in January 2012 with a coupon of 5.125%, a US $600 million global bond repayable in September 2016 with a coupon of 5.5%, a US $600 million global bond repayable in 2036 with a coupon of 5.875%. A US $500 million bond and a €300 million medium term note matured and were repaid in the period.
8. Reconciliation of movement in net borrowings

	Six months ended	Six months ended
	31 December 2006	31 December 2005
	£ million	£ million
Net borrowings at beginning of the period	(4,082)	(3,706)
Adoption of IAS 39 on 1 July 2005		3

Restated net borrowings at beginning of the period		(3,703)

Increase in net cash and cash equivalents before exchange	276	240
Cash flow from change in loans	(900)	(296)

Change in net borrowings from cash flows	(624)	(56)
Exchange differences on net borrowings	159	(150)
Other non-cash items	(7)	(2)

Net borrowings at end of the period	(4,554)	(3,911)

9. Total equity — movements in capital and reserves

	Six months ended	Six months ended
	31 December 2006	31 December 2005
	£ million	£ million
Total equity at beginning of the period	4,681	4,626
Adoption of IAS 39 on 1 July 2005		164

Restated total equity at beginning of the period		4,790

Total recognised income and expense for the period	885	1,277
Share trust arrangements	32	(39)
Share-based incentive plans	14	12
Tax on share-based incentive plans	5	—
Shares issued	—	2
Purchase of own shares for cancellation or holding as treasury shares	(704)	(704)
Purchase of own shares for holding as treasury shares for share scheme hedging	(80)	—
Acquisition of minority interest	3	—
Dividends paid to equity shareholders	(524)	(529)
Dividends paid to minority interests	(22)	(20)

Net movement in total equity	(391)	(1)

Total equity at end of the period	4,290	4,789

Total equity at the end of the period includes gains of £7 million in respect of cumulative translation differences (30 June 2006 — £107 million) and £2,339 million in respect of own shares held as treasury shares (30 June 2006 — £2,070 million).
10. Dividends

	Six months ended	Six months ended
	31 December 2006	31 December 2005
	£ million	£ million
Amounts recognised as distributions to equity holders in the period
Final dividend paid for the year ended 30 June 2006 of 19.15p (2005 — 18.2p) per share	524	529

An interim dividend of 12.55 pence per share for the six months ended 31 December 2006 (2005 - 11.95 pence per share) was approved by the Board on 14 February 2007. As this was after the balance sheet date, this dividend has not been included as a liability in the balance sheet at 31 December 2006.
11. Contingent liabilities and legal proceedings
(i) Guarantees In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£102 million) until November 2009. Including this guarantee, but net of the amount provided in the consolidated financial information, at 31 December 2006 the group has given performance guarantees and indemnities to third parties of £159 million.
In February 2007, Diageo was released from certain guarantee obligations in the amount of £51 million arising from the acquisition of the Seagram’s business. Save as disclosed above, there has been no material change since 31 December 2006 in the group’s performance guarantees and indemnities.

(ii) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo intends to defend itself vigorously against this lawsuit.
(iii) Alcohol advertising litigation A number of similar putative class actions are pending in state and federal courts in the United States against Diageo plc, Diageo North America Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers, brewers and importers. All have been brought by the same national counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of people under the legal drinking age who illegally bought alcohol beverages during the period from 1982 to the present. Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims based on conspiracy, nuisance and other legal theories. Diageo intends to defend itself vigorously against these claims.
(iv) Turkish customs litigation In common with other beverage alcohol importers, litigation is ongoing against Diageo’s Turkish subsidiary in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and duty payable on the beverage alcohol products sold in the domestic channel in Turkey. The matter involves multiple cases against Diageo’s Turkish subsidiary at various stages of litigation including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court. Diageo’s Turkish subsidiary intends to defend its position vigorously.
(v) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

INDEPENDENT REVIEW REPORT TO DIAGEO PLC
Introduction
We have been instructed by the company to review the financial information for the six months ended 31 December 2006 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet and the consolidated cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.
This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.
Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.
Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.
Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2006.
KPMG Audit Plc
Chartered Accountants
London, England
14 February 2007

ADDITIONAL INFORMATION FOR SHAREHOLDERS
EXPLANATORY NOTES
Definitions
Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend and operating profit are organic movements (at level exchange rates and after adjusting for exceptional items, acquisitions and disposals) for continuing operations. Comparisons are with the equivalent period in the last financial year. For an explanation of organic movements please refer to ‘Reconciliation to GAAP measures’ in this announcement.
Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10, with certain pre-mixed products that are classified as ready to drink divided by 5.
Net sales are sales after deducting excise duties.
Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.
References to ready to drink include flavoured malt beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caesar, Smirnoff Fire, Smirnoff Raw Tea, Smirnoff Caipiroska, Smirnoff Signatures and Smirnoff Source. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.
Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to volume share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share and share of voice data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates.
This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 35 — ‘Cautionary statement concerning forward-looking statements’ for more details.
This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.

Reconciliation to GAAP measures
(i) Organic movement
Organic movement in volume, sales, net sales, operating profit and basic earnings per share are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.
In the discussion of the performance of the business, certain information is presented using sterling amounts on a constant currency basis. This strips out the effect of exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movement is managed centrally and is not a factor over which local managers have any control.
Acquisitions and disposals and exceptional items also impact the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.
The underlying performance on a constant currency basis and excluding the impact of acquisitions and disposals and exceptional items is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.
Organic movement in volume, sales, net sales and operating profit
Diageo’s strategic planning and budgeting process is based on organic movement in volume, sales, net sales and operating profit, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management. Therefore organic movement measures most closely reflect the way in which the business is managed.
These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, acquisitions and disposals.
The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not a replacement for, the comparable GAAP measures: sales, net sales, operating profit and reported movements in individual income statement captions. These GAAP measures reflect all of the factors which impact on the business.

The organic movement calculations for volume, sales, net sales and operating profit for the six months ended 31 December 2006 were as follows:
1. Volume (1)(a)(b)

		Acquisitions
		and	Organic
	2005	disposals	movement	2006	Organic
	units*	units	units	units	movement
	million	million	million	million	%
North America	25.6	0.1	0.8	26.5	3
Europe	24.0	0.1	(1.1)	23.0	(5)
International	23.1	(0.1)	3.2	26.2	14

Total	72.7	0.1	2.9	75.7	4

2. Sales (a)(b)

			Acquisitions
	2005		and	Organic	2006	Organic
	Reported	Exchange(3)	disposals(4)	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	%
North America	1,565	(116)	1	93	1,543	6
Europe	2,221	(12)	(10)	(77)	2,122	(4)
International	1,533	(71)	—	193	1,655	13
Corporate	40	—	—	(2)	38	(6)

Total sales	5,359	(199)	(9)	207	5,358	4

3. Net sales (a)(b)

			Acquisitions
	2005		and	Organic	2006	Organic
	Reported	Exchange(3)	disposals(4)	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	%
North America	1,329	(99)	1	82	1,313	7
Europe	1,408	(9)	(10)	(32)	1,357	(2)
International	1,183	(50)	—	181	1,314	16
Corporate	40	—	—	(2)	38	(6)

Total net sales	3,960	(158)	(9)	229	4,022	6

Excise duties	1,399				1,336

Total sales	5,359				5,358

4. Operating profit (a)(b)

				Acquisitions
	2005			and			Organic
	Reported	Transfers(2)	Exchange(3)	disposals(4)	Organic movement	2006 Reported	movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
North America	476	—	(38)	—	48	486	11
Europe	494	(7)	(2)	—	(1)	484	—
International	371	(4)	(15)	—	61	413	17
Corporate	(80)	11	2	—	(10)	(77)	(15)

Total	1,261	—	(53)	—	98	1,306	8

*	Adjusted for equivalent units of mid strength brands
Notes — Information relating to the current period
(1) Differences between the reported volume movements and organic volume movements are due to acquisitions and disposals.

(2)	Transfers represent the movement between operating units of certain activities, the most significant of which were the reallocation of supply related overheads from corporate to the regions and the reallocation of prior year transaction exchange differences into corporate.
(3)	The exchange adjustments for sales, net sales and operating profit are principally in respect of the US dollar.
(4)	The only acquisition in the six months ended 31 December 2006 was the acquisition of the Smirnov brand in Russia. The other acquisition impacting the calculation of organic growth in the period was the acquisition of The ‘Old Bushmills’ Distillery Company Limited in August 2005. Disposals affecting the period were the disposal of United Beverages Limited and Three Barrels (both Europe) and contributed sales, net sales and operating profit of £16 million, £14 million and £2 million, respectively, in the six months ended 31 December 2005 and had no impact on volume.
Notes — Information relating to the organic movement calculations
a)	The organic movement percentage is the amount in the column headed ‘Organic movement’ in the tables above expressed as a percentage of the aggregate of the columns headed 2005 Reported, Transfers, Exchange and the amounts in respect of disposals (see note 4 above) included in the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to exclude the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the current period’s exchange rates. Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for disposals. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.
b)	Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period. In the calculation of operating profit the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.

Underlying movement in earnings per share
The group’s management believes basic earnings per share on an underlying movement basis provides valuable additional information for users of the financial statements in understanding the group’s overall performance. The group’s management believes that the comparison of movements on both a reported and underlying basis provides information as to the individual components of the movement in basic earnings per share being: the impact of exceptional items, fluctuating exchange rates, acquisitions and disposals arising in the period and the application of an underlying effective rate of tax. These measures should be viewed as complementary to, and not a replacement for, the comparable GAAP measures such as basic and diluted earnings per share and reported movements therein. These GAAP measures reflect all of the factors which impact on the business.
The underlying movement calculation in earnings per share for the six months ended 31 December 2006 was as follows:

Pence per
share(5)
Reported basic eps for six months ended 31 December 2005	40.4
Exceptional items (1)	(9.3)
Tax equalisation (4)	—

Basic eps before exceptional items and after tax equalisation for six months ended 31 December 2005	31.1
Disposals (2) (a)	0.1
Exchange (3) (d)	(1.0)

Adjusted basic eps for six months ended 31 December 2005	30.2

Reported basic eps for six months ended 31 December 2006	32.8
Exceptional items (1)	—
Tax equalisation (4)	1.6

Basic eps before exceptional items and after tax equalisation for six months ended 31 December 2006	34.4
Exchange (3) (d)	(0.1)
Acquisitions (2) (b)	—

Adjusted basic eps six months ended 31 December 2006	34.3

Reported basic eps movement amount	(7.6)
Basic eps before exceptional items and after tax equalisation movement amount	3.3
Underlying movement amount (after impact of acquisitions and exchange) (c)	4.1
Reported basic eps growth	(19%)
Basic eps before exceptional items growth and after tax equalisation	11%
Underlying growth (c)	14%

Notes — Information relating to the current period
1)	The exceptional items in the six months ended 31 December 2006 were £nil. The exceptional items (after tax and attributable to equity shareholders) reported by the group for the six months ended 31 December 2005 was a gain of £151 million relating to the gain on disposal of General Mills shares, and taxation credits reported as exceptional items of £117 million, primarily related to the increase in the group’s deferred tax balances.
2)	Acquisitions in the six months ended 31 December 2006 are in respect of the acquisition of the Smirnov brand in Russia. Acquisitions impacting the calculation of organic growth in the period were in respect of the acquisition of The ‘Old Bushmills’ Distillery Company Limited in August 2005. Disposals affecting the period are the disposal of United Beverages Limited and Three Barrels and the impact of the disposal of General Mills shares.
3)	Exchange — the exchange adjustments for operating profit, net finance charges and taxation are principally in respect of the US dollar. Transaction exchange adjustments are taxed at the effective tax rate for the period.
4)	Tax equalisation — the impact of adjusting the rate of tax on profit before exceptional items and taxation from the reported rate to the underlying effective rate of tax for the group. The group’s underlying effective rate of tax for the year ending 30 June 2007 is expected to be 25.0% (2006 — 24.9%). The reported rate of tax for the six months ended 31 December 2006 is 28.3% (2005 — 14.0%). Factors increasing the reported tax rate are the provision for the settlement of tax liabilities relating to the Guinness/GrandMet merger and a reduction in the carrying value of deferred tax assets. Adjusting for these items the group has an underlying effective tax rate of 25% in the six months ended 31 December 2006.

5)	All amounts are derived from amounts in £ million divided by the weighted average number of shares in issue for the period ended 31 December 2006 of 2,725 million (2005 — 2,886 million).
Notes — Information relating to the organic movement calculations
a)	Where a business, brand, brand distribution right or agency agreement or investment was disposed of, or terminated, in the current period, the group, in underlying movement calculations, adjusts the profit for the period attributable to equity shareholders for the comparable prior period to exclude the following: i) the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period), ii) a capital return in respect of the reduction in interest charge had the disposal proceeds been used entirely to reduce borrowings, and iii) taxation at the rate applying in the jurisdiction in which the asset or business disposed was domiciled. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was disposed of part-way through the equivalent prior period then its impact on the profit for the year attributable to equity shareholders (i.e. after adjustment for a capital return from use of the proceeds of the disposal to reduce borrowings and tax at the rate applying in the jurisdiction in which the asset or business disposed was taxed) would be completely excluded from that prior period’s performance in the underlying movement calculation, since the group recognised no contribution from that business in the current period.
b)	Where a business, brand, brand distribution right or agency agreement or investment is acquired subsequent to the end of the equivalent prior period, in underlying movement calculations the group adjusts the profit for the current period attributable to equity shareholders to exclude the following: i) the amount the group earned in the current period that it could not have earned in the prior period, ii) a capital charge in respect of the increase in interest charge had the acquisition been funded entirely by an increase in borrowings, and iii) taxation at the rate applying in the jurisdiction in which the business acquired is domiciled. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was acquired part way through the equivalent prior period then its impact on the profit for the year attributable to equity shareholders (i.e. after adjustment for a capital charge for the funding of the acquisition and tax at the rate applying in the jurisdiction in which the acquired business is taxed) would be adjusted only to include the results from the anniversary of the acquisition in the current period’s performance in the underlying movement calculation, since the group recognised a full period’s contribution from that business in the current period.
c)	Organic movement percentages for basic earnings per share are calculated as the underlying movement amount in pence (p), expressed as the percentage of the prior period results at current year exchange rates, and after adjusting for exceptional items, tax equalisation and acquisitions and disposals. The basis of calculation means that the results used to measure underlying movement for a given period will be adjusted when used to measure underlying movement in the subsequent period.
d)	The exchange effects of IAS 21 in respect of short term inter-company funding balances as recognised in other finance charges / income are removed from both the current and prior period as part of the underlying movement calculation.
(ii)	Free cash flow
Free cash flow is a non-GAAP measure that comprises net cash from operating activities as well as the net purchase and disposal of investments and property, plant and equipment that form part of net cash from investing activities. The group’s management believe the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items that arise from the running of the ongoing business.
The remaining components of net cash from investing activities that do not form part of free cash flow, as defined by the group’s management, relate to the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas purchases and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts that the group either has a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends and purchase of own shares — each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.
(iii)	Return on average total invested capital
Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base. This measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.
The profit used in assessing the return on total invested capital reflects the operating performance of the business after the effective tax rate for the period stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and the end of the period. Capital employed comprises net assets for the period, excluding post employment benefit liabilities (net of deferred tax) and net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, which have been charged to exceptional items, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.
Calculations for the return on average total invested capital for the six months ended 31 December 2006 and 31 December 2005 were as follows:

	2006	2005
	£ million	£ million
Operating profit	1,306	1,261
Associates after interest and taxation	91	77
Dividends receivable from investments	—	5
Effective tax rate at 25%	(349)	(336)

	1,048	1,007

Average net assets (excluding net post employment liabilities)	5,033	5,671
Average net borrowings	4,318	3,807
Average integration costs (net of tax)	931	931
Average goodwill	1,562	1,562

Average total invested capital	11,844	11,971

Return on average total invested capital	17.7%	16.8%

(iv) Economic profit
Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge. The measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.
The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see (iii) above). The standard capital charge applied to the average total invested capital is currently 9%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.
Calculations for economic profit for the six months ended 31 December 2006 and 31 December 2005 were as follows:

	2006	2005
	£ million	£ million
Average total invested capital (see (iii) above)	11,844	11,971

Operating profit	1,306	1,261
Associates after interest and taxation	91	77
Dividends receivable from investments	—	5
Effective tax rate at 25%	(349)	(336)

	1,048	1,007
Capital charge at 9% of average total invested capital (50% half year)	(533)	(539)

Economic profit	515	468

Cautionary statement concerning forward-looking statements
This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.
These factors include, but are not limited to:
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;
•	the effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;
•	Diageo’s ability to complete existing or future acquisitions and disposals;
•	legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and the laws governing pensions;
•	developments in the alcohol advertising class actions and any similar proceedings or other litigation directed at the drinks and spirits industry;
•	developments in the Colombian litigation and any similar proceedings;
•	changes in consumer preferences and tastes, demographic trends or perception about health related issues;
•	changes in the cost of raw materials and labour costs;
•	changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;
•	levels of marketing spend, promotional and innovation expenditure by Diageo and its competitors;
•	renewal of distribution rights on favourable terms when they expire;
•	termination of existing distribution rights on agency brands;
•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and
•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘risk factors’ contained in the Annual Report on Form 20-F for the year ended 30 June 2006 filed with the US Securities and Exchange Commission. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the US Securities and Exchange Commission.
The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.
This document includes disclosure about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.
Past performance cannot be relied upon as a guide to future performance.

For further information
Diageo’s interim results presentation to analysts and investors will be broadcast at 09.30 (UK time) on Thursday 15 February 2007. The presentation will be available on the Diageo website www.diageo.com and also at www.cantos.com. Prior to the event the presentation slides will also be available to download from Diageo’s home page.
You will be able to listen to a live broadcast of the presentation and to the question and answer session.
The number to call is:

France	+ 33 1 70 75 00 04
Germany	+ 49 69 2222 152104
Ireland	+ 353 1 246 0036
Netherlands	+ 31 20 710 9321
Spain	+ 34 91 414 1544
UK	+ 44 20 7019 0812
USA (toll free)	+ 877 818 6787

Passcode: Diageo results
After the presentation the slides and accompanying text will be available to download from Diageo’s homepage.
You will be able to view a recording of the presentation and question and answer session on the Diageo website from 14.00 (UK time) on the day. This facility will be available until 30 March 2007.
A press conference will take place beginning at 12.30 (UK time) on 15 February 2007 and will be broadcast live from a link on http://www.diageo.com/.
Diageo management will host a conference call for analysts and investors at 15.00 (UK time) on Thursday 15 February 2007. Call this number to participate:

France	+ 33 1 70 75 00 04
Germany	+ 49 69 2222 52104
Ireland	+ 353 1 246 0036
Netherlands	+ 31 20 710 9321
Spain	+ 34 91 414 1544
UK	+ 44 20 7019 0812
USA (toll free)	+ 877 818 6787

Passcode: Diageo results
The teleconference will be available on instant replay from 17.00 (UK time) and will be available until 30 March 2007. The number to call is:

UK/Europe	+44 20 7970 8412
USA/Canada	+1 203 369 4860

Investor enquiries to:	Darren Jones	+44 (0) 20 7927 4223
	Sandra Moura	+44 (0) 20 7927 4326
Investor.relations@diageo.com

Media enquiries to:	Isabelle Thomas	+44 (0) 20 7927 5967
	Jennifer Crowl	+44 (0) 20 7927 5749
Media@diageo.com

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	14:31 15-Feb-07
Number	PRNUK-1502
TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
2. Reason for the notification            State
Yes/No
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): First notification under DTR Sourcebook
3. Full name of person(s) subject to the notification obligation (iii):    Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.) (iv):    N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):    N/A
6. Date on which issuer notified:   14/02/07
7. Threshold(s) that is/are crossed or reached:   Above 3% (L&G)
8. Notified details:
A: Voting rights attached to shares
Class/type            Situation previous            Resulting situation after the triggering
of shares             to                                          transaction (vii)
if possible            the Triggering

using the            transaction (vi)
ISIN CODE
Number            Number            Number            Number of voting      % of voting
of                    of                        of rights (ix)             rights
Shares            Voting            shares
                        Rights
                        (viii)
Direct            Direct            Indirect            Direct            Indirect
(x)                         (xi)
Ord GBX 99,695,736 3.03% 93,705,584 93,705,584       3.46%
28.935185 (under S-198 on 10/06/2002)
B: Financial Instruments
Resulting situation after the triggering transaction (xii)
Type of            Expiration            Exercise/                 Number of voting               % of
financial            date (xiii)             Conversion            rights that may be            voting
instrument                                    Period/ Date (xiv)     acquired if the                 rights
                                                                                              instrument
                                                                                              is exercised/
                                                                                              converted
Total (A+B)
Number of voting rights      % of voting rights
93,705,584                                     3.46%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (93,705,584-3.46% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)
Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)
Proxy Voting:
10. Name of the proxy holder:    N/A
11. Number of voting rights proxy holder will cease to hold:    N/A
12. Date on which proxy holder will cease to hold voting rights:     N/A
13. Additional information: Notification using the total voting rights figure of 2,704,584,463
First notification under DTR Sourcebook

14. Contact name:    Helen Lewis
15. Contact telephone number:
Annex Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation
Full name (including legal form for legal entities)     Diageo plc
Contact address (registered office for legal entities)      8 Henrietta Place London W1G 0NB
Phone number    +44 (0) 207 927 5200
Other useful information (at least legal representative for legal persons)
B: Identity of the notifier, if applicable (xvii)
Full name
Contact address
Phone number
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information

Notes
i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR 5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR 5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR 5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in DTR 5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR 5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR 5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR 5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR 5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR 5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.
v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.
vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%’.
vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR 5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect
ix In case of combined holdings of shares with voting rights attached `direct holding’ and voting rights `indirect holdings’, please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]
xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
xvi. This annex is only to be filed with the competent authority.
xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR 5.2 and DTR 5.3.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:15 15-Feb-07
Number	3625R
Diageo plc
15 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 445,000 ordinary shares at a price of 1047.36 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:28 16-Feb-07
Number	PRNUK-1602

TO:	Regulatory Information Service
     PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 720 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.

Following this release, the Company holds 280,342,170 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,703,540,183.
16 February 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:28 16-Feb-07
Number	4405R
Diageo plc
16 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 1035.36 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:32 19-Feb-07
Number	PRNUK-1902

TO:	Regulatory Information Service
     PR Newswire

RE:	PARAGRAPH 3.1.4 OF

     THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
1. Diageo plc (the ‘Company’) announces that on 16 February 2007 it received notification from the trustee of the Diageo Employee Benefit Trust (the ‘Employee Benefit Trust’) as detailed below. The Employee Benefit Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with the Company’s Long Term Incentive Plan, now called the Total Shareholder Return Plan (the ‘Plan’), approved by shareholders on 11 August 1998.
a) Appleby Trust (Jersey) Limited, as trustee of the Employee Benefit Trust (‘the Trustee’), had, on 16 February 2007, released ordinary shares of 28 101/ 108 pence of the Company (‘Ordinary Shares’) to participants under the Plan at a level of 72% as follows:

Date of Transaction	No. of Ordinary Shares

16.02.2007	584,335
including Ordinary Shares and American Depositary Shares (‘ADSs’) transferred to directors and Persons Discharging Managerial Responsibility (‘PDMR’), receiving awards released under the Plan, as follows:

Name of Director	No. of Ordinary Shares

NC Rose	76,795

PS Walsh	134,191

Name of PDMR	No. of Ordinary Shares

S Fletcher	36,215

J Grover	31,257

A Morgan	37,185

G Williams	32,442

No. of ADSs*

R Malcolm	11,287

I Menezes	16,385

T Proctor	14,248
The awards were made on 20 February 2004. The balance of each award has lapsed.
b) the Trustee had, on 16 February 2007, made the following sale of Ordinary Shares to meet the requirement to reimburse the Company for PAYE tax and National Insurance liabilities on awards released under the Plan:

Date of Transaction	No. Ordinary Shares Sold Sale Price of Ordinary
	Shares

16.2.2007	163,101	£10.3518

	No. ADSs Sold	Sale Price of ADSs

16.2.2007	15,345	$81.38
including Ordinary Shares and ADSs sold on behalf of directors and PDMRs, as follows:

Name of Director	No. Ordinary Shares Sold Sale Price of Ordinary
	Shares
NC Rose	31,486	£10.3518

PS Walsh	55,019	£10.3518

Name of PDMR

S Fletcher	14,849	£10.3518

J Grover	12,816	£10.3518

J Grover	12,816	£10.3518

A Morgan	15,246	£10.3518

G Williams	13,302	£10.3518

	No. ADSs Sold	Sale Price of ADSs

R Malcolm	3,538	$81.38

I Menezes	5,299	$81.38

T Proctor	5,368	$81.38
2. Mr PS Walsh notified the Company that on 16 February 2007 he sold 39,172 Ordinary Shares at a price per share of £10.35. Therefore he has retained 40,000 of the shares released to him under the Plan, as announced in 1. a) above.
3. The Company announces that it received a notification from the Trustee on 16 February 2007 that as a result of the transactions detailed above in 1, the total holding of the Employee Benefit Trust amounts to 5,413,657 Ordinary Shares.
4. As a result of the above release of awards and sales, the interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	356,195

P S Walsh	616,011

Name of PDMR	Number of Ordinary Shares

S Fletcher	132,781

J Grover	170,933

I Menezes	285,358	**

A Morgan	128,922

G Williams	208,312	***

	No. of ADSs

R Malcolm	29,977

T Proctor	35,921

*1	ADS is the equivalent of 4 Ordinary Shares.

(**	of which 192,360 are held in the form of ADS.)

(***	of which 5,559 are held in the form of ADS.)
19 February 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:07 19-Feb-07
Number	5092R
Diageo plc
19 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 1046.66 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:02 20-Feb-07
Number	PRNUK-2002
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
Notification number 1. listed below is in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. it received notification on 19 February 2007, that Mr PS Walsh, a director, had exercised options on 19 February 2007 over 125,000 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 13 September 2000 at a price per share of £5.87 under the Company’s Senior Executive Share Option Plan. Mr Walsh subsequently sold 118,750 Ordinary Shares, on 19 February 2007, at a price per share of £10.475.
Mr Walsh retains beneficial ownership of the balance of 6,250 Ordinary Shares.
As a result of the above, Mr Walsh’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 622,261.

2. it received notification on 20 February 2007 from Appleby Trust (Jersey) Limited, as trustee of the Diageo Employee Benefit Trust (the ‘Employee Benefit Trust’) that they had transferred 125,000 Ordinary Shares to a beneficiary of the Employee Benefit Trust following an exercise of options under the Company’s Senior Executive Share Option Plan on 19 February 2007.
As a result of this transaction the total holding of the Employee Benefit Trust amounts to 5,288,657 shares.
Directors who are potential beneficiaries of the Employee Benefit Trust are PS Walsh and NC Rose.
20 February 2007
END

Company TIDM	Diageo PLC DGE
Headline	Transaction in Own Shares
Released	17:31 20-Feb-07
Number	5855R
Diageo plc
20 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 1042.46 pence per share.

END

Company TIDM	Diageo PLC DGE
Headline	Transaction in Own Shares
Released	11:41 21-Feb-07
Number	PRNUK-2102
TO: Regulatory Information Service
               PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,254 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,339,916 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,701,442,437.
21 February 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:45 21-Feb-07
Number	6641R

Diageo plc
21 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 1038.90 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:34 22-Feb-07
Number	7412R
Diageo plc
22 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 1040.25 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released Number	12:43 23-Feb-07 PRNUK-2302
TO: Regulatory Information Service
               PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 22,915 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,317,001 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,700,065,352.
23 February 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:38 23-Feb-07
Number	8205R
Diageo plc
23 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 1036.95 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares

Released	17:37 26-Feb-07
Number	9008R
Diageo plc
26 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 800,000 ordinary shares at a price of 1042.63 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Publication of Prospectus
Released	11:33 27-Feb-07
Number	9339R
RNS Number:9339R
Diageo PLC
27 February 2007
Publication of Prospectus
The following prospectus has been approved by the UK Listing Authority and is available for viewing:
Supplemental Prospectus dated 26 February 2007 for the US$ 5,000,000,000 Programme for the Issuance of Debt Instruments of Diageo plc as Issuer and Guarantor, Diageo Finance plc as Issuer and Diageo Capital BV as Issuer, incorporating by reference the press release dated 15 February 2007 relating to the interim results of Diageo plc for the six months ended 31 December 2006.
To view the full document, please paste the following URL into the address bar of your browser.
www.rns-pdf.londonstockexchange.com/rns/9339r_-2007-2-27.pdf

     For further information, please contact:

Sandra Moura
Diageo plc	+44 (0) 20 7927 4326
Investor.relations@diageo.com
DISCLAIMER — INTENDED ADDRESSEES
Please note that the information contained in the Supplemental Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplemental Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplemental Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein. Your right to access this service is conditional upon complying with the above requirement.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:50 27-Feb-07
Number	9869R
Diageo plc
27 February 2007

Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 750,000 ordinary shares at a price of 1027.19 pence per share.
END

Company	Diageo PLC

TIDM	DGE

Headline	Total Voting Rights

Released	14:51 28-Feb-07

Number	PRNUK-2802

TO:	Regulatory Information Service
     PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc — Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the ‘Company’) would like to notify the market of the following:
The Company’s issued capital consists of 2,978,132,353 ordinary shares of 28 101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 280,317,001 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,697,815,352 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
28 February 2007

Company	Diageo PLC

TIDM	DGE

Headline	Transaction in Own Shares

Released      17:46 28-Feb-07
Number       0860S
Diageo plc
28 February 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 1,100,000 ordinary shares at a price of 1009.87 pence per share.
END